November 3, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Matthew Crispino
Maryse Mills-Apenteng
Stephen Krikorian
Juan Migone

Re:	Upland Software, Inc.
Registration Statement on Form S-1 (File No. 333-198574)
Form 8-A (File No. 001-36720)

Acceleration Request
Requested Date: November 5, 2014
Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Upland Software, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-198574) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-36720) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. The Company hereby authorizes Joseph M. Alcorta of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Joseph M. Alcorta, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5471. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Joseph M. Alcorta via facsimile at (512) 338-5499 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 S. Capital of Texas Highway, Las Cimas IV, 5th Floor, Austin, TX 78746-5546.

Sincerely,

UPLAND SOFTWARE, INC.

By:	/s/ John T. McDonald
John T. McDonald
Chief Executive Officer

cc:	Michael D. Hill, Upland Software, Inc.

Robert V. Housley, Upland Software, Inc.

Brian K. Beard, Wilson Sonsini Goodrich & Rosati, P.C.

Joseph M. Alcorta, Wilson Sonsini Goodrich & Rosati, P.C.

Brian Schafer, Winston & Strawn LLP